Exhibit 99.2

Private & Confidential

J.P. MORGAN EUROPE LIMITED

Avecia Investments Limited (the “Parent”)
(formerly ZSC Speciality Chemicals Group Limited)
and
each of the Obligors
c/o the Parent
P.O. Box 42
Hexagon House
Blackley
Manchester M9 8LZ

For the attention of Derrick Nicholson

23 December, 2003

Dear Sirs,

WAIVER AND AMENDMENT LETTER

1.	BACKGROUND

1.1	We refer to the facilities agreement dated 12 May 1999 and made between, among others, the Parent (in various capacities), J.P. Morgan plc (then known as Chase Manhattan plc), and J.P. Morgan Securities Ltd. as Arrangers, JPMorgan Chase Bank (then known as The Chase Manhattan Bank) and J.P. Morgan Securities Ltd. as Underwriters, the banks and financial institutions whose names and addresses are set out in schedule 1 thereto as Banks and J.P. Morgan Europe Limited (then known as Chase Manhattan International Limited) as Agent and as Security Trustee (as supplemented and amended from time to time, the “Facilities Agreement”)

1.2	Save as defined in this letter, words and expressions defined in the Facilities Agreement shall have the same meanings when used in this letter and clause 1.4 of the Facilities Agreement shall be deemed to be incorporated in this letter in full, mutatis mutandis. In this letter, unless otherwise specified, references to clauses and schedules are references to clauses of, and schedules to, the Facilities Agreement.

2.	WAIVERS

2.1	We refer to the Avecia proposal dated 8th December, 2003 (the “Proposal”) (a copy of which is attached to this letter).

2.2	As described in the Proposal, the Group intends to undertake a restructuring programme in 2004 and, as a result, proposes to charge to its profit and loss account a restructuring charge of £12,000,000 in respect of that programme in the financial year ending 31 December, 2003 (the “Restructuring Charge”). You have informed us that, under the Appropriate Accounting Principles, the Restructuring Charge would be deducted in calculating Consolidated EBITDA for that financial year.

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2.3	You have requested (the “First Request”) that the Banks agree to add back the amount of the Restructuring Charge to Consolidated EBITDA for the purpose of calculating:

(a)	the ratio of Consolidated EBITDA to Consolidated Net Interest Charges pursuant to paragraph 1.1 (Total Net Interest Cover) of schedule 8 (Financial Covenants and Accounting Terms); and

(b)	the ratio of Net Senior Debt to Consolidated EBITDA pursuant to paragraph 1.3 (Net Senior Debt to Consolidated EBITDA) of schedule 8 (Financial Covenants and Accounting Terms),

in each case for the period ending 31 December 2003 in respect of which such Financial Covenants are tested.

2.4	As further disclosed in the Proposal, pursuant to a sale and purchase agreement (the “Sale and Purchase Agreement”) between the Parent, various other members of the Group and the Lurbrizol Corporation, the Group proposes to sell to the Lurbrizol Corporation that part of its speciality products business which manufactures chemical additives and supplies them to the ink, plastic and paint industries (the “Disposal”). You have requested (the “Second Request”) that the Banks waive clause 11.1(e) (Disposals) to the extent necessary to permit the Disposal.

2.5	Subject to paragraphs 4 and 5 below and on the basis of the information that you have supplied to us, we confirm that the Majority Banks agree pursuant to clause 17.11 (Amendments and waivers) to the First Request and the Second Request to the extent referred to in paragraphs 2.3 and 2.4 above (but not otherwise).

3.	AMENDMENT

3.1	As further discussed in the Proposal, you have requested that schedule 8 (Financial Covenants and Accounting Terms) be amended in the manner set out in the appendix to this letter (the “Third Request”).

3.2	Subject to paragraphs 4 and 5 below and on the basis of the information that you have supplied to us, we confirm the Majority Banks agree pursuant to clause 17.11 (Amendments and waivers) to the Third Request.

4.	CONDITIONS PRECEDENT

The waivers and amendments of the Majority Banks set out in paragraphs 2 and 3 above are subject to satisfaction of each of the following:

(a)	receipt by the Agent of a copy of this letter duly countersigned by each of the Parent and each other Obligor to signify its acceptance of its terms and conditions;

(b)	receipt by the Agent of a certified copy of the resolutions of the Boards of Directors of the Parent and each Obligor which is a party to this letter evidencing the approval of this letter and authorising its appropriate officers to sign this letter;

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(c)	receipt by the Agent of a certified copy of the Sale and Purchase Agreement promptly after it has been duly executed and in any event prior to the completion of the Disposal pursuant to the Sale and Purchase Agreement; and

(d)	receipt by the Agent on behalf of the Banks of a fee equal to 0.10% of the aggregate, at the date of this letter, of the Commitments of all Banks that notified the Agent in writing on or before 12.00pm 19 December, 2003 (the “Specified Date”) that it is in favour of approving the First Request, Second Request and Third Request (as notified by the Agent to the Parent) (to be distributed to the Banks that notified the Agent in writing on or before the Specified Date that they are in favour of the First Request, Second Request and Third Request pro rata to their relative Commitments).

5.	FURTHER CONDITIONS

The waivers and amendments set out in paragraphs 2 and 3 are subject to the Parent and each Obligor procuring that:

(a)	notwithstanding clause 6.8 (b) (Disposal of assets) or any other provisions of the Facilities Agreement, the full amount of the cash proceeds received by the Group as a result of the Disposal less the reasonable legal fees, auditors' fees and other consulting fees and expenses incurred by the Group in connection with the Disposal (the “Proceeds”) shall, immediately upon receipt of the Proceeds by any member of the Group, be applied as follows:

(i)	with respect to that portion of the Proceeds that would under the provisions of the Facilities Agreement be applied in accordance with clause 6.8(b)(iii)(A), as the Parent determines; and

(ii)	with respect to all Proceeds other than those referred to in sub-paragraph (i) above, in prepayment of the Facilities in accordance with clause 6.9 (Prepayments generally) (without premium or penalty, but without prejudice to the obligation to pay breakage costs pursuant to clause 13 (Indemnities)) as though such Proceeds were required to be applied in prepaying the Facilities under the terms of clause 6.8(b) (Disposal of assets);

(b)	the Proceeds are no less than £60,000,000;

(c)	all the Proceeds are received by the Group by no later than 31 March 2004;

(d)	the total Capital Expenditure of all members of the Group for the Quarter ending 31 March 2004 does not exceed £7,900,000, of which no more than £3,000,000 is incurred in January, 2004;

(e)	no amount of expenditure in respect of the Restructuring Charge is incurred or committed to be incurred by the Group without the prior written consent of the Facility Agent (acting on the instructions of the Majority Banks); and

(f)	notwithstanding any provisions of the Facilities Agreement, the sum of:

(i)	the aggregate Sterling Amount of the Revolving Credit Advances;

(ii)	the aggregate Sterling Amount of all outstanding Letters of Credit issued to beneficiaries as collateral for any facilities or other financial accommodation or any Borrowed Money provided to any member of the Group by any person;

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(iii)	the aggregate Sterling Amount of all payments made to beneficiaries pursuant to any request or demand under any issued Letters of Credit which have not been reimbursed by the relevant Revolving Credit Facility Borrower to the relevant Finance Party or Finance Parties;

(iv)	the aggregate Sterling Amount of all principal outstanding under the Ancillary Facilities which are overdraft, short term loan facilities or other cash advance facilities;

(v)	the aggregate Sterling Amount of all outstanding guarantees, bonds, documentary or standby letters of credit or other similar obligations issued under the Ancillary Facilities to beneficiaries as collateral for any facilities or other financial accommodation or any Borrowed Money provided to any member of the Group by any person; and

(vi)	the aggregate Sterling Amount of all payments made to beneficiaries pursuant to any request or demand under any guarantees, bonds and letters of credit issued under the Ancillary Facilities which have not been reimbursed by the relevant Revolving Credit Facility Borrower, does not at any time exceed £75,000,000 without the prior written consent of the Facility Agent (acting on the instructions of the Majority Banks). For the avoidance of doubt, there shall be no double counting under this sub-paragraph (f) of the amount of any outstanding guarantees, bonds, documentary or standby letters of credit or other similar obligations issued to beneficiaries as collateral for any cash advances and the amount of such cash advances.

6.	REPRESENTATIONS AND WARRANTIES

By its acceptance of the terms and conditions of this letter, the Parent and each other Obligor a party to this letter:

(a)	represents and warrants that it is authorised to enter into this letter; and

(b)	(in the case of the Parent only) represents and warrants that having made all reasonable enquiries:

(i)	as far as it is aware, the facts and statements made in the Proposal are true and accurate in all material respects and not misleading in any material respect and all reasonable enquiries have been made by the Parent to verify the facts and statements contained in the Proposal;

(ii)	all forecasts, projections and estimates contained in or referred to in the Proposal taken as a whole were arrived at after due and careful consideration, were based on assumptions which the Parent considers fair and reasonable and reflect opinions honestly held by the Parent; and

(iii)	to the best of the knowledge, information and belief of the Parent after making due and careful enquiry, nothing has occurred since the date of the Proposal which could reasonably be expected to render the basis on which such assumptions were made or on which such opinions were drawn inapplicable, untrue or misleading in any material respect;

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(c)	makes and gives the representations and warranties set out in paragraphs (a) to (d) (inclusive) in clause 9.1 but as if references therein to the Finance Documents were references to this letter; and

(d)	agrees to reimburse the Agent and each of the Banks on demand for:

(i)	all reasonable costs and expenses (including legal fees together with any VAT thereon) incurred by them in connection with the preparation and execution of this letter; and

(ii)	all costs and expenses (including legal fees together with any VAT thereon) incurred by them in connection with the enforcement of, or preservation of any rights under this letter.

7.	GENERAL

7.1	This letter is designated a Finance Document.

7.2	Save as amended, waived or varied by this letter, the provisions of the Facilities Agreement shall continue in full force and effect and the Facilities Agreement and this letter shall be read and construed as one instrument.

7.3	With effect from the date of this letter, references in the Facilities Agreement to this “Agreement” shall, unless the context otherwise requires, be to the Facilities Agreement as amended by this letter in words such as “herein”, “hereof”, “hereunder”, “hereafter”, “hereby” and “hereto” where they appear in the Facilities Agreement shall be construed accordingly.

7.4	This letter may be executed in any number of counterparts and by the different parties on separate counterparts, each of which when so executed shall be an original but all counterparts shall together constitute one of the same instrument.

7.5	This letter is governed by and construed in accordance with English law.

7.6	Clause 22.2 (Submission to jurisdiction) applies to this letter as if set out in this letter in full, mutatis mutandis.

Please sign and return the attached copy of this letter to signify your acceptance of its terms and conditions.

Yours faithfully

For and on behalf of

……………………………….
J.P. Morgan Europe Limited

(as Agent under the Facilities Agreement on behalf of the Banks)

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To: J.P. Morgan Europe Limited

We acknowledge receipt of the above waiver and amendment letter and hereby irrevocably confirm our:

(a)	agreement to the terms and conditions thereof; and

(b)	obligations under the Finance Documents continue in full force and effect despite the terms of this letter save only to the extent obligations under the Facilities Agreement are expressly waived or amended by the terms of this letter.

Yours faithfully

For and on behalf of

Parent

……………………………….
Avecia Investments Limited

Date

Obligors

……………………………….
Avecia Investments Limited

Date

……………………………….
Avecia Limited

Date

……………………………….
Avecia 10 Limited

Date

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……………………………….
Avecia UK Holdings Limited

Date

……………………………….
Avecia Holdings BV

Date

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APPENDIX

Schedule 8 (Financial Covenants and Accounting Terms) will be amended as set out below.

(a)	By deleting all of columns A and B in paragraph 1.1 (Total Net Interest Cover) and replacing it with the following:

A	B
Period from ACD and ending on:
31 December 1999	1.40:1
31 March 2000	1.40:1

Period of 12 months ending on
30 June 2000	1.45:1
30 September 2000	1.45:1
31 December 2000	1.50:1
31 March 2001	1.55:1
30 June 2001	1.65:1
30 September 2001	1.70:1
31 December 2001	1.75:1
31 March 2002	1.50:1
30 June 2002	1.50:1
30 September 2002	1.50:1
31 December 2002	1.50:1
31 March 2003	1.50:1
30 June 2003	1.50:1
30 September 2003	1.55:1
31 December 2003	1.19:1
31 March 2004	1.70:1
30 June 2004	1.80:1
30 September 2004	1.90:1
31 December 2004	2.05:1
31 March 2005	2.50:1
30 June 2005	2.50:1
30 September 2005	2.50:1
31 December 2005	2.50:1
31 March 2006	2.75:1
30 June 2006	2.75:1
30 September 2006	2.75:1
31 December 2006	2.75:1
and thereafter (on a rolling 12 month basis, at the end of each Quarter)	3.00:1

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(b)	By deleting all of columns A and B in paragraph 1.2 (Fixed Charge Ratio) and replacing it with the following:

A	B
Period from ACD and ending on 30 June 2000	1.00:1
thereafter (on a rolling 12 month basis, at the end of each financial year and half-year up to an including 30 June 2003)	1.00:1
for the period of 12 months ending on 31 December 2003	0.85:1
and thereafter (on a rolling 12 month basis, at the end of each financial year and half-year)	1.00:1

(c)	By deleting all of columns A and B in paragraph 1.3 (Net Senior Debt to Consolidated EBITDA) and replacing it with the following:

A	B
Period of 12 months ending on:
31 December 1999	4.80:1
31 March 2000	4.70:1
30 June 2000	4.75:1
30 September 2000	4.85:1
31 December 2000	4.70:1
31 March 2001	4.65:1
30 June 2001	4.55:1
30 September 2001	4.40:1
31 December 2001	4.25:1
31 March 2002	3.15:1
30 June 2002	3.15:1
30 September 2002	3.15:1
31 December 2002	3.15:1
31 March 2003	3.15:1
30 June 2003	3.15:1
30 September 2003	3.10:1
31 December 2003	3.60:1
31 March 2004	2.70:1
30 June 2004	2.50:1
30 September 2004	2.35:1
and thereafter (on a rolling 12 month basis, at the end of each Quarter)	2.00:1

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